Exhibit (a)(1)(viii)

NOTICE TO PARTICIPANTS OF
FROZEN FOOD EXPRESS INDUSTRIES, INC. 401(K) SAVINGS PLAN

July 31, 2013

Dear Plan Participant:

Duff Brothers Capital Corporation (the “Purchaser”) is offering to purchase issued and outstanding shares of common stock, par value $1.50 per share (the “Shares”), of Frozen Foods Express Industries, Inc. (“FFE”), at a price of $2.10 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 22, 2013 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

You are receiving this notice because you are a participant in the Frozen Foods Express Industries, Inc. 401(k) Savings Plan (the “Plan”), and our records indicate that a number of Shares are allocated to your account under the Plan. Although only the trustee under the Plan (a “Plan Trustee”) can tender Shares held in the Plan, you have the right, pursuant to the terms of the Plan, to direct the Plan Trustee to tender all or a percentage of the Shares allocated to your account. You are being asked to provide instructions on how to respond to the Offer by completing the attached instruction form (the “Instruction Form”).  Please use the enclosed business reply envelope or send the Instruction Form to:

Frozen Food Express Industries, Inc.
1145 Empire Central Place
Dallas, Texas  75247-4305
Attention: Company Secretary

With this notice, we are enclosing a copy of the Offer to Purchase and the FFE Solicitation/Recommendation Statement on Schedule 14D-9, which recommends that shareholders accept the Offer and tender their Shares pursuant to the Offer. You are encouraged to read the Schedule 14D-9 in conjunction with the Offer to Purchase because it contains important information about the Offer, including the reasons underlying the recommendation of FFE with respect to the Offer.

For any Shares in the Plan that are tendered and purchased by the Purchaser, the Purchaser will pay cash to the Plan. Individual participants will not, however, receive any cash tender proceeds directly. All such proceeds will remain in the Plan and may be withdrawn only in accordance with the terms of the Plan.

Please note that in order to tender your shares according to your instructions, the Plan Trustee must receive those instructions no later than noon, New York City time, on August 14, 2013 (two days before the scheduled expiration date of August 16, 2013), unless the Offer is extended, in which case your instructions must be received no later than two (2) business days before the expiration date of the Offer as extended (the “Tender Deadline”). You must use the enclosed Instruction Form for Participants in the Frozen Food Express Industries, Inc. 401(k) Savings Plan for your tender election to be valid.

Your instructions will be deemed irrevocable unless withdrawn by the Tender Deadline. In order to make an effective withdrawal, you must submit a new Instruction Form to the Plan Trustee.

If your instructions are not received by the Tender Deadline, your Shares will not be tendered by the Plan Trustee.

If you have any questions about the Offer, you may contact Eagle Rock Proxy Advisors, the Information Agent listed in the Offer to Purchase, toll-free at (855) 706-2384.

Sincerely,

Principal Trust Company, as Trustee

Additional information regarding investment of Plan contributions on reverse side

Additional Information Regarding Investment of Plan Contributions

The projected expiration date for the Offer is midnight Eastern time, August 16, 2013 subject to various offer conditions.  Upon acceptance for payment of Shares tendered in the Offer, Plan participants invested in FFE Shares who tendered their Shares in the Offer will be credited with $2.10 per share in cash to be allocated per your current investment election or the Plan’s default investment, Principal Lifetime Separate Account, if no election has been made.  We expect this transaction to be reflected in the Plan within five business days after receiving the funds for the Offer.

As a result of this transaction, the FFEX Stock Fund was frozen effective July 22, 2013 through August 16, 2013, unless the Offer is extended. You will temporarily be unable to request transfers, distributions, loans, etc. within the FFEX Stock Fund.  Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this blackout period may affect your retirement planning during this short time frame.

Employee deferrals directed to the FFEX Stock Fund continued to purchase FFE Shares through the payroll of July 26, 2013.  Any employee deferrals received by the Plan after July 30, 2013 that were previously directed to the FFEX Stock Fund have been directed to the Principal Lifetime Separate Account if another investment election is not made by you on the Retirement Service Center website.

Any transaction under the Plan that does not include FFE Shares will continue to be available.  After the closing of the Offer, FFE will be subject to a merger transaction in which any remaining shares will be automatically converted to $2.10 per Share in cash, subject to any withholding taxes.  No further action will be required by the participants in connection with the merger.  The Offer and the subsequent merger are not taxable events to you at the time of the transaction and for as long as the retirement funds remain in the Plan.  It will be taxable to you, like any other distribution from the Plan, at such time you make a withdrawal of the retirement funds.  This does not constitute tax advice and you should consult with a tax advisor.